UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number: 001-14217
                              CUSIP Number: 293306


                           NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

                       For Period Ended: December 31, 2007

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

     For the Transition Period Ended:__________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________

                         PART I. REGISTRANT INFORMATION

Full Name of Registrant:  ENGlobal Corporation
Former Name if Applicable:  Not applicable.
Address of Principal Executive Office (Street and Number):
                      654 N. Sam Houston Pkwy E., Suite 400
City, State and Zip Code:  Houston, Texas  77060

                        PART II. RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
               and
          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

ENGlobal Corporation (the "Company") is unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 (the "2007 Form 10-K") by March 17, 2008 without unreasonable effort and expense. We have experienced the following delays in connection with our 2007 Form 10-K:

     (1) Through the first three quarters of 2007, the Company reported its business as being comprised of the Engineering and Systems segments. In the fourth quarter of 2007, our Chief Executive Officer and Chief Operating Decision Maker determined that four segments (Engineering, Construction, Automation, and Land) better represented our new direction and future growth. Accordingly, the Company changed its reportable segments from two to four, which required revisions to its prior years' financial statements and related information in the 2007 Form 10-K;

     (2) The Company has not finalized its annual assessment of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Our assessment will be included in the 2007 Form 10-K and will disclose the material weaknesses that management has identified and the actions that have been and will be taken to remediate those material weaknesses. Our evaluation of internal control over financial reporting is ongoing and management was unable to finalize its final Section 404 assessment and provide its auditors adequate time to attest to management's conclusions by March 17, 2008 without unreasonable effort and expense; and

     (3) The Company spent significant time in February and March 2008 responding to comments by the Staff of the Division of Corporate Finance of the Securities and Exchange Commission to the Company's Form 10-K/A for the fiscal year ended December 31, 2006, and Form 10-Q for the period ended March 31, 2007. Although the Company has completed the comment letter process and all of the Staff's comments have been resolved, time spent on the comment letter process, coupled with the Company's efforts to incorporate the Staff's recommendations into the 2007 Form 10-K, delayed the 2007 Form 10-K's finalization.

As a result, we need additional time to complete the filing of our 2007 Form 10-K and the Company's auditors, Hein & Associates LLP ("Hein"), need additional time to complete their review of the above-referenced matters. Although the Company expects to file the 2007 Form 10-K before the fifteenth calendar day following its prescribed due date, ultimately, the Company's ability to do so remains subject to the completion of the audit by the Company's independent auditors. Hein's statement required by Rule 12b-25(c) is attached hereto as
Exhibit 99.1

                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Robert W. Raiford             409                      840-2578
     ----------------------------------------------------------------------
     (Name)                    (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              ENGlobal Corporation
                              --------------------
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 17, 2008                    By: /s/ Natalie S. Hairston
     ------------------                    -------------------------------------
                                         Name:   Natalie S. Hairston
                                         Title:  Chief Governance Officer and
                                                 Secretary


                                  EXHIBIT INDEX

Exhibit 99.1 Statement from Hein & Associates LLP required by Rule 12b-25(c) dated March 17, 2008.